SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 18)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
(Name of Issuer)

Class A Common Stock
(Title of Series of Securities)

18538Q 10 5
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 0*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 0*
11		aggregate amount beneficially owned by each reporting person 0*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 0.0% *
14		type of reporting person CO

*
See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012, that certain Amendment No. 15 filed on October 5, 2012, that certain Amendment No. 16 filed on October 19, 2012, that certain Amendment No. 17 filed on December 20, 2012 and this Amendment No. 18.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Statement on Schedule 13D, as amended to date.

This Amendment No. 18 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012, that certain Amendment No. 15 filed on October 5, 2012, that certain Amendment No. 16 filed on October 19, 2012 and that certain Amendment No. 17 filed on December 20, 2012 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.  Purpose of the Transaction.

Item 4 of the Initial Schedule 13D is amended and supplemented by adding the following information under the heading “Closing of the Merger”:

Closing of the Merger

The closing of the Merger pursuant to the Merger Agreement occurred on July 9, 2013.  Immediately prior to the Effective Time under the Merger Agreement, Intel Entity A exchanged shares of Class B Common Stock of Clearwire (together with Class B Interests in Clearwire Communications), for no additional consideration, for shares of Class A Common Stock of the Issuer pursuant to the Irrevocable Exchange Agreement.  Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, Merger Sub merged with and into Clearwire, with Clearwire surviving the Merger as a wholly owned subsidiary of Sprint, and each outstanding share of Class A Common Stock (other than any shares owned by Sprint, SoftBank Corp. or any of their respective subsidiaries) were cancelled and converted automatically into the right to receive $5.00 per share in cash, without interest.

As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any Class A Common Stock of Clearwire.

In addition, as a result of the consummation of the Merger, the following agreements, among others, are no longer in effect with respect to the Reporting Person:  the Equityholders Agreement, the Operating Agreement, the Registration Rights Agreement, the Voting and Support Agreement, the Agreement Regarding Right of First Offer and the Irrevocable Exchange Agreement.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a)-(b)

As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any Class A Common Stock of Clearwire.

In addition, by virtue of the Equityholders’ Agreement (see Item 6 of the Schedule 13D), the Reporting Person, prior to the consummation of the Merger, may have been deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 94,076,878 shares of Class A Common Stock beneficially owned by the Reporting Person prior to the Merger and the following shares which are reported separately from this Amendment No. 18:

•	739,010,818 shares of Class A Common Stock that are beneficially owned by the Sprint Entities as reported on the Statement on Schedule 13D filed on July 3, 2013 by the Sprint Entities;

•	88,504,132 shares of Class A Common Stock that were beneficially owned by the Comcast Entities as reported on the Statement on Schedule 13D filed on July 8, 2013 by the Comcast Entities; and

•	8,474,440 shares of Class A Common Stock that were beneficially owned by the BHN Entities as reported on the Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities.

The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

All of the shares owned by the Comcast Entities and the BHN Entities were cancelled and converted automatically in the Merger into the right to receive $5.00 per share in cash, without interest.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock as of the date of filing of this Amendment No. 18.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)

See Item 4 above regarding consummation of the Merger and the transactions related thereto.  In connection with the Merger:

•
65,644,812 shares of Class B Common Stock and Class B Common Units that were held of record by Intel Entity A were exchanged, immediately prior to the Effective Time of the Merger, into 65,644,812 shares of Class A Common Stock.

•
Pursuant to the Merger, the following shares of Class A Common Stock were cancelled and converted automatically into the right to receive $5.00 per share in cash, without interest: 25,098,733 shares of Class A Common Stock that were held of record by Intel Capital, 3,333,333 shares of Class A Common Stock that were held of record by Intel Cayman, and 65,644,812 shares of Class A Common Stock that were held of record by Intel Entity A.

As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any Class A Common Stock of Clearwire.

Item 5(e) is hereby amended and supplemented by adding the following information:

(e)  On July 9, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 10, 2013	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:	/s/ A. Douglas Melamed
A. Douglas Melamed
Senior Vice President,
General Counsel

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship

Andy D. Bryant	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Brian M. Krzanich	Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Renee J. James	President	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Principal, Deck3 Ventures LLC	2494 Sand Hill Road, Suite 200 Menlo Park, CA 94025	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, REH Advisors LLC	2001 K Street, NW Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

Frank D. Yeary	Principal Darwin Capital Advisors, LLC	2 Embarcadero Center, Suite 610 San Francisco, CA 94111	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship

David Perlmutter	Executive Vice President General Manager, Intel Architecture Group Chief Product Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Executive Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Executive Vice President General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

A. Douglas Melamed	Senior Vice President General Counsel	200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Executive Vice President Chief Financial Officer,	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.